November 24, 2015

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Purnell, Staff Attorney

Re: WMIH Corp.

Registration Statement on Form S-3, as amended

File No. 333-205426

Ladies and Gentlemen:

WMIH Corp., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests that the effective date for the above-referenced Registration Statement filed with the Securities and Exchange Commission (the “Commission”) be accelerated to November 25, 2015 at 3:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	The Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (206) 922-2963 or Kerry Berchem at Akin Gump Strauss Hauer & Feld LLP at (212) 872-1095.

Very truly yours,

WMIH Corp.

By:	/s/ Charles Edward Smith
Name:	Charles Edward Smith
Title:	Chief Legal Officer and Secretary

cc:	Kerry Berchem